UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo Announces Plan to Separate Cement Operation and Phosphate Holdings into Two Independent Public Companies

-Company’s ownership of Fosfatos del Pacifico to be incorporated as FOSSAL, a separate publicly traded company

-New structure will create greater flexibility for shareholders and long-term clarity for operations

LIMA, Peru--(BUSINESS WIRE)--August 22, 2016--Cementos Pacasmayo S.A.A. and subsidiaries (NYSE:CPAC; BVL:CPACASC1) (“the Company” or “Cementos Pacasmayo”), a leading Peruvian supplier of cement and construction materials, announced today that its Board of Directors has approved the spin-off of the Company’s ownership of Fosfatos del Pacifico (FOSPAC) from its cement operations.

Under the proposed tax-free corporate reorganization, Company’s ownership of Fosfatos del Pacifico will be transferred to a separate entity, FOSSAL, which will be traded on the Bolsa de Valores de Lima. FOSSAL will in turn own 70% of FOSPAC. The remaining 30% of FOSPAC will continue to be owned by MCA Phosphates PTE, a division of Mitsubishi Corp.

“FOSPAC is an attractive project, with substantial phosphate reserves to serve the growing demand for fertilizer worldwide,” said Roberto Dañino, Chairman of Fosfatos del Pacifico. “Establishing FOSSAL as a stand-alone company will allow us to pursue the process of partnering with an operating investor to develop the project.”

The new corporate structure will be submitted for shareholder approval at a special shareholder’s general meeting which will be held at Calle La Colonia 150, Urb. El Vivero, Santiago de Surco, Lima, Peru, at 9:00 a.m. (Peruvian time), on September 26, 2016, on first call, or September 30, 2016 at 9:00 a.m. (Peruvian time) on second call.

“This transaction will create value for both our shareholders and our business,” said Humberto Nadal, Chief Executive Officer of Cementos Pacasmayo. “The new structure will provide both the cement and phosphate businesses with greater long-term clarity to capitalize on growth opportunities, while investors will be able to value both Cementos Pacasmayo and FOSSAL based on their individual operations and finances.”

Separation Details

For each common share of Cementos Pacasmayo, existing shareholders will receive approximately 0.20 common share of FOSSAL and approximately 0.80 common share of Cementos Pacasmayo. For each investment share of Cementos Pacasmayo, shareholders will also receive approximately 0.20 investment shares of FOSSAL and approximately 0.80 investment shares of Cementos Pacasmayo.

Under the terms of the proposed reorganization, Cementos Pacasmayo will contribute S/ 40 million of cash to FOSSAL. Cementos Pacasmayo had a consolidated cash balance of S/ 124.6 million as of June 30, 2016.

Following the proposed reorganization, Cementos Pacasmayo would have 423,868,449 common shares and 40,278,894 investment shares outstanding, compared with 531,461,479 common shares and 50,503,124 investment shares outstanding in the second quarter of 2016.

The bylaws of FOSSAL will be similar to those of Cementos Pacasmayo. FOSSAL will mirror the same high standards of corporate governance and will retain the same Directors and CEO. The proposal will have no effect on the terms of Cementos Pacasmayo’s American Depositary Receipt (ADR) program, or on its outstanding bonds.

Fosfatos Del Pacifico Update

Fosfatos del Pacifico is the owner of a Diatomite concession in the Bayovar 9 area, located on the northern coast of Peru. The project has certified reserves of 108.1mm MT of Phosphate, with an average P205 content of 17.8%. The Life of Mine is approximately 20 years, based on these reserves, estimated in an independent study carried out by Golder Associates. FOSPAC believes it will be possible to increase the Life of Mine significantly considering the estimated resources of 546.1 mm MT.

Based on current estimates, Fosfatos del Pacifico expects the project will have an annual production capacity of 2.5 million MT of phosphate rock with an average of 30.4% P205.

The project already has relevant permits and licenses, including definitive use of the aquatic area of the port for a period of 30 years, the Environmental Impact Study of the project and certification that there are no archeological remains in the area.

The construction period for the project is estimated to last 4-5 years, with total capital expenditures estimated at US$831.1 million. Operating expenditures are estimated at US$93.8/ MT.

Conference Call

Management will host a conference call Tuesday August 23 at 11 a.m. ET (10 a.m. Peruvian time) to discuss the reorganization and answer questions.

To access the call, please dial +1-866-320-0174 (United States) or +1-785-424-1631 (international).

There will also be a live Audio Webcast of the call at: http://www.investorcalendar.com/IC/CEPage.asp?ID=175262.

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 58 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/investors.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

CONTACT:
In Lima:
Cementos Pacasmayo S.A.A.
Manuel Ferreyros, Chief Financial Officer
Claudia Bustamante, Head of Investor Relations
511-317-6000 ext. 2165
cbustamante@cpsaa.com.pe
or
In New York:
MBS Value Partners
Hugh Collins, +1-212-223-4632
hugh.collins@mbsvalue.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: August 22, 2016